KPMG LLP

345 Park Avenue

New York, NY 10154-0102

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports, dated November 22, 2024, with respect to the financial statements of BNY Mellon International Equity Fund, BNY Mellon Small/Mid Cap Growth Fund, BNY Mellon Small Cap Growth Fund, and BNY Mellon Small Cap Value Fund, each a series of BNY Mellon Investment Funds I, as of September 30, 2024, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information.

New York, New York January 24,2025

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.